MOLSON

RECEIVED
2004 SEP 30 P 3:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

File No. 82-2954

September 28, 2004

04045224

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Madam/Sir:

Subject **Molson Inc. – Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934**

In accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "1934 Act"), Molson Inc., a corporation organized under the laws of Canada ("Molson"), hereby furnishes to the U.S. Securities and Exchange Commission (the "Commission") the information identified on the attached Exhibit List.

As provided by Rule 12g3-2(b), the information and documents contained herein and furnished herewith shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the 1934 Act, and the furnishing of any such information or documents shall not constitute an admission for any purpose that Molson is subject to the 1934 Act.

Kindly acknowledge your receipt of this letter and the enclosures furnished herewith by endorsing the enclosed copy of this letter and returning the same to us in the enclosed self-addressed, stamped envelope.

Yours truly

Carole Gagnon
Corporate Administrator

Tel.: (514) 590-6338
Fax: (514) 590-6358
E-mail: cxgagnon@molson.com

PROCESSED
OCT 01 2004
THOMSON FINANCIAL

Encl.

Molson Inc.
1555 Notre Dame Street East, Montreal, Quebec, Canada H2L 2R5
Telephone: (514) 521-1786 • Facsimile: (514) 590-6358 • www.molson.com

EXHIBIT LIST

File No. 82-2954

Exhibit No.	Description	Date	Page
499	▪ Press Release "Molson and Coors Outline Merger of Equals in Preliminary Proxy Filing"	Sep. 17/04	003
	▪ Press Release " Molson Issues Tentative Timetable Relating to Shareholder Vote for Molson Coors Merger"	Sep. 27/04	006

MOLSON

Molson and Coors Outline Merger of Equals in Preliminary Proxy Filing

MONTREAL, Canada, and GOLDEN, Colorado, September 17, 2004 -- Adolph Coors Company (NYSE: RKY) and Molson Inc. (TSX: MOL.A) today announced that Coors has filed a preliminary proxy statement pursuant to U.S. securities regulations with the Securities and Exchange Commission (SEC) in connection with the companies' previously announced merger of equals. This filing may be accessed through the SEC website at www.sec.gov, at www.molsoncoors.com and at www.sedar.com. Molson will file the final proxy statement with Canadian securities regulators at a later date, once the SEC has approved the Coors filing.

On July 22, 2004, Molson and Coors announced a definitive agreement to combine in a merger of equals. The company will be called Molson Coors Brewing Company and will be the world's fifth-largest brewing company by volume, with combined beer sales of 60 million hectoliters, or 51 million barrels, and a strong foundation of established brands in four of the world's top eight beer markets.

The combination is expected to unlock significant value for shareholders. From the outset, value creation will come from both the ability to focus marketing investments on core brands to grow revenues and the ability to capture an expected US$175 million in annualized synergies, half of which are expected to be realized within the first 18 months following completion of the merger. Secondly, a stronger overall financial platform will lead to deeper support of core brands and key markets to drive revenue, share and volume growth. Finally, the merger will create the scale and balance sheet strength to allow Molson Coors Brewing Company to compete more effectively in the increasingly global and highly dynamic brewing industry long-term.

Leo Kiely, chief executive officer of Coors, stated, "Today's filing of the preliminary proxy is an important step in the merger process. We look forward to continuing to demonstrate to our shareholders the compelling nature of this transaction, notably its ability to create shareholder value on a sustained basis. I'm confident in our ability to achieve our goals for the new organization, and I am excited to work with a strong management team that represents a balanced combination of talent from both organizations."

Daniel J. O'Neill, chief executive officer of Molson, stated, "Through the capture of US$175 million in synergies, all of which will be taken to the bottom line in the first three years, this transaction will result in a 24 percent increase in pro forma profitability above current base-line trends. Given the combined company's significant cash flow and strong balance sheet with relatively low debt levels, we will also have the financial resources to make the investments necessary to ensure the ongoing strength of our brands."

The Molson Coors Brewing Company will apply to list its shares on the New York Stock Exchange and the Toronto Stock Exchange. The proposed combination is a merger of equals as reflected in the combined company's board and share structure, management and dual headquarters. Generally accepted accounting principles in the U.S. require that one of the two companies be designated the "acquirer" for accounting purposes, and Coors has been designated the acquirer in the SEC filing made today solely for these accounting purposes. Following the closing of the transaction, Molson shareholders will own approximately 55 percent of the combined company, and Coors shareholders will own approximately 45 percent.

Shareholder approval, which is required to complete the transaction, will be solicited by the companies by means of the definitive proxy statement that will be mailed to shareholders upon completion of the SEC review process. The companies expect to complete the transaction later this year.

As previously announced, both companies' boards of directors have unanimously approved and recommended the merger of equals between Molson and Coors. After thoroughly reviewing the combination in light of other possible strategic options, each board of directors concluded that this combination offers the most significant opportunity to grow profitability and shareholder value on a sustainable basis. Additionally, as previously stated, the existing principal shareholders of Molson (Pentland Securities (1981), Inc.) and Coors (the Adolph Coors, Jr., Trust) have agreed to vote their shares in favor of the merger.

About Molson Inc.

Molson is Canada`s largest brewer and one of the world's leading brewers of quality beer with operations in Canada, Brazil and the United States. A global brewer with CAN$3.5 billion in gross annual sales, Molson traces its roots back to 1786, making it North America's oldest beer company. Committed to brewing excellence, Molson produces an award-winning portfolio of beers including Molson Canadian, Molson Export, Molson Dry, Rickard's, A Marca Bavaria, Kaiser and Bavaria. For more information on Molson Inc., please visit the company's website at www.molson.com.

About Adolph Coors Company

Founded in 1873, Adolph Coors Company is the world's eighth-largest brewer, with $5.4 billion in annual gross sales. Its principal subsidiary is Coors Brewing Company, the third-largest brewer in the U.S., with a beverage portfolio that includes Coors Light, Coors Original, Aspen Edge, Killian's, Zima XXX and the Keystone family of brands. The company's operating unit in the United Kingdom, Coors Brewers Limited, is the U.K.'s second-largest brewer, with brands that include Carling -- the best-selling beer in the U.K. -- Grolsch, Worthington's, Reef and the recently launched Coors Fine Light Beer. For more information on Adolph Coors Company, please visit the company's website at www.coors.com.

Contacts

For Molson Inc.:
Investors
Danielle Dagenais
514-599-5392

Media
Sylvia Morin
514-590-6345

For Coors:
Investors
Dave Dunnewald
303-279-6565

Kevin Caulfield
303-277-6894

Media
Laura Sankey
303-277-5035

This press release includes "forward-looking statements" within the meaning of the U.S. federal securities laws. Forward-looking statements are commonly identified by such terms and phrases as "would", "may", "will", "expects" or "expected to" and other terms with similar meaning indicating possible future events or actions or potential impact on the businesses or shareholders of Adolph Coors Company and Molson Inc. (separately and together the "Companies"). Such statements include, but are not limited to, statements about the anticipated benefits, savings and synergies of the merger between Adolph Coors Company and Molson Inc., including future financial and operating results, Coors' and Molson's plans, objectives, expectations and intentions, the markets for Coors' and Molson's products, the future development of Coors' and Molson's business, and the contingencies and uncertainties to which Coors and Molson may be subject and other statements that are not historical facts. The press release also includes information that has not been reviewed by the Companies' independent auditors. There is no assurance the transaction contemplated in this release will be completed at all, or completed upon the same terms and conditions described. All forward-looking statements in this press release are expressly qualified by information contained in each company's filings with regulatory authorities. The Companies do not undertake to publicly update forward-looking statements, whether as a result of new information, future events or otherwise.

The following factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements: the ability to obtain required approvals of the merger on the proposed terms and schedule; the failure of Coors and Molson stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer to realize than expected; and disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers. Additional factors that could cause Coors' and Molson's results to differ materially from those described in the forward-looking statements can be found in the periodic reports filed by Coors with the Securities and Exchange Commission and available at the Securities and Exchange Commission's internet site (http://www.sec.gov). Neither Coors nor Molson undertakes and each specifically disclaims, any obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise.

Coors has filed a preliminary joint proxy statement/management information circular regarding the proposed transaction with the Securities and Exchange Commission. Stockholders are urged to read the definitive joint proxy statement/management information circular when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the definitive joint proxy statement/management information circular, as well as other filings containing information about Coors, without charge, at the Securities and Exchange Commission's internet site (http://www.sec.gov). Copies of the definitive joint proxy statement/management information circular and the filings with the Securities and Exchange Commission that will be incorporated by reference in the definitive joint proxy statement/management information circular can also be obtained, without charge, by directing a request to Adolph Coors Company, 311 10th Street, Golden, Colorado 80401, Attention: Investor Relations, (303) 279-6565. The respective directors and executive officers of Coors and Molson and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding Coors's and Molson's directors and executive officers, and a description of their direct and indirect interests, by security holdings or otherwise, is available in the preliminary joint proxy statement/management information circular filed with the Securities and Exchange Commission.

MOLSON

PRESS RELEASE – For immediate release

MOLSON ISSUES TENTATIVE TIMETABLE RELATING TO SHAREHOLDER VOTE FOR MOLSON COORS MERGER

Montréal, September 27, 2004 – Molson is issuing today a tentative and very broad timetable, with the objective of informing shareholders of the next steps relating to the proposed Molson Coors merger transaction.

The first step in the shareholder approval process was accomplished on September 17th with the filing by Coors of a preliminary proxy circular with the Securities and Exchange Commission (SEC) in the U.S. That event marked the beginning of a process during which there will be several milestone dates.

September 17th:	Filing by Coors of the preliminary Proxy Circular with the Securities and Exchange Commission (SEC) in the U.S. for their review and clearance. Assuming the Proxy Circular is cleared by the SEC and becomes final by mid-November, the procedure for the plan of arrangement proposal will then be submitted to the Québec Superior Court for an interim ruling. The following would thereafter be the likely timetable.
Period from November 8th to November 19th:	Filing of final Proxy Circular Submission of final Proxy Circular to and hearing by Québec Superior Court for interim order (date to be confirmed) Printing and mailing to Molson shareholders (date to be confirmed)
Week of December 13th	Special Meeting of Molson shareholders (date to be confirmed)
Week of December 20th	Québec Superior Court final order (assuming shareholder approval)
Week of December 27th	Closing of transaction (assuming shareholder approval)

It is important to view this schedule as tentative, as it is based on several assumptions, including the timing of SEC review and clearance, and scheduling of a Québec Superior Court hearing. These two events are key in the timing of the following steps including the mailing to shareholders and the scheduling of a Special Meeting at which shareholders will vote on the proposed transaction. Should the proxy approval by the SEC take longer or should the scheduling of the Québec Superior Court date be later than anticipated, the timeline as suggested above will be affected. Molson will confirm and post on its website the key dates and the timetable, as they become final.

Molson Inc. (TSX: MOL.A) is one of the world's largest brewers of quality beer with operations in Canada, Brazil and the United States. A global brewer with $3.5 billion in gross annual sales, Molson traces its roots back to 1786 making it North America's oldest beer brand. Committed to brewing excellence, Molson combines the finest natural ingredients with the highest standards of quality to produce an award-winning portfolio of beers including Molson Canadian, Molson Export, Molson Dry, Rickard's, Marca Bavaria, Kaiser and Bavaria.

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FOR MORE INFORMATION:

Media
Sylvia Morin
Senior Vice President, Corporate Affairs
(514) 590-6345

Investors and analysts
Danielle Dagenais
Vice President, Investor Relations
(514) 599-5392

Shareholders are urged to read the definitive joint proxy statement/management information circular regarding the proposed transaction when it becomes available, because it will contain important information. Shareholders will be able to obtain a free copy of the definitive joint proxy statement/management information circular. Copies of the definitive joint proxy statement/management information circular can be obtained, without charge, by directing a request to Molson Inc., 1555 Notre Dame Street East, Montreal, Quebec, Canada, H2L 2R5, Attention: Investor Relations, (514) 599-5392. The respective directors and executive officers of Molson and Coors and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding Molson's and Coors's directors and executive officers, and a description of their direct and indirect interests, by security holdings or otherwise, is available in the preliminary joint proxy statement/management information circular filed with SEDAR and the United States Securities and Exchange Commission.